Mail Stop 3561

August 30, 2006

By Facsimile and U.S. Mail

George Zimmer
Chief Executive Officer
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081-1701

>   **Re: Men's Wearhouse, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed April 13, 2006**
>   **File No. 1-16097**

Dear Mr. Zimmer:

　　We have reviewed your response dated August 15, 2006 to our comment letter dated July 21, 2006 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Segment Information, page 40

1.   We note your response to comment six in our letter dated July 21, 2006. The existence of unallocated costs or non-store business activities does not in itself preclude segment reporting. SFAS No. 131 requires the disclosure of each segment's profit or loss measure reviewed by the chief operating decision maker (CODM) and explanations for the nature of differences with the U.S. GAAP financial statements, if any. We note you state EBIT is the primary metric by which the CODM assesses performance and allocates resources. As it appears that this measure is used by the CODM, please tell us why this measure of profit or loss does not qualify as reportable segment financial information required to be disclosed by SFAS No. 131. Tell us in more detail why the existence of unallocated non-store business expenses precludes you from presenting a measure

of operating performance. In your response please address the quantity of the unallocated costs as well as the nature of the items. See paragraph 21 of SFAS No. 131.

2. Please provide us with samples of the internal financial information available to your CODM to assist our understanding of your explanations. Such documents may include internal budgets, monthly flash reports, packages prepared for the Board of Directors, and internal financial statements prepared for your top management. We may have further comments.

3. We note your response to comment seven in our letter dated July 21, 2006. Please tell us the lowest identifiable level you can readily identify and measure product sales within your business and why this level is not a reasonable example of similar products as it is described in paragraph 37 of SFAS No. 131. If you determine you should aggregate products into similar product groups above the lowest identifiable product level, please tell us why the information is disaggregated at a lower level for internal purposes and why this information would not be meaningful to investors. To the extent these product categories differ from those already included in current disclosures, please provide us with a copy of the internally generated reports to support your explanations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief